Exhibit 99.2

OKEANIS ECO TANKERS CORP.: REPORTING OF TRANSACTIONS MADE BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM IN OKEANIS ECO TANKER CORP.’S SHARES

December 15, 2023: Pursuant to the Market Abuse Regulation article 19, Okeanis Eco Tankers Corp. (the “Company”), hereby notify receipt of information of the following transactions made by persons discharging managerial responsibilities in the Company and/or persons closely associated with them in the Company’s shares and other financial instruments linked thereto.

1	Details of the Primary Insider / Closely Associated Person
a)	Name	Aristidis Alafouzos
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial Notification
3	Details of the Company
a)	Name	Okeanis Eco Tankers Corp.
b)	LEI code	213800U35RCYXTKVEM65
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial	Common Shares
instrument, type of instrument and
	identification code	ISIN: MHY641771016
b)	Nature of the transaction	Purchase
c)	Price(s) and volume(s)
		Price(s) in NOK	Volume(s)
		252.41	15,000
		252.75	15,000

d)	Aggregated information
	- Aggregated volume	A total of 30,000 shares purchased

	- Aggregated Price	ΝΟΚ 252.58
e)	Date of the transaction	December 13, 2023 December 14, 2023
f)	Place of the transaction	Oslo Børs (XOSL)